[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:  Robert Shapiro

Joel Parker

Cara Wirth

Taylor Beech

Re:	Lions Gate Entertainment Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 27, 2024

File No. 333-282630

Ladies and Gentlemen:

On behalf of our client, Lions Gate Entertainment Corp. (“Lionsgate”), we are providing Lionsgate’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated December 23, 2024, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Lionsgate has filed via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects Lionsgate’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by Lionsgate’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 Filed November 27, 2024

Background of the Transactions, page 115

1.	Please revise to include a discussion of, and any negotiations surrounding, the Reverse Stock Split and the decision to seek a non-binding advisory vote.

Response: Lionsgate has revised the disclosure on page 123 of the Amended Registration Statement in response to the Staff’s comment to include a discussion of, and any negotiations surrounding, the Reverse Stock Split.

With respect to the decision to seek a non-binding advisory vote, Lionsgate respectfully advises the Staff that it believes this is a matter required to be unbundled in compliance with the Staff’s guidance under Rule 14a-4(a)(3) of the Exchange Act.

Information About Starz After the Transaction, page 294

2.	We note your response to prior comment 18. Please revise to identify the source you rely on in your reference to “high user ratings” and “Editor’s choice awards.”

December 31, 2024

Response: Lionsgate has revised the disclosure on page 304 of the Amended Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Transactions for Lionsgate Shareholders, page 439

3.

We note your response to prior comment 29 and we reissue it in part. Please revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form S-4. Additionally, please revise to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Staff Legal Bulletin No. 19.

Response: Lionsgate respectfully advises the Staff that it will revise its disclosure in a subsequent amendment to the Registration Statement prior to requesting acceleration of the effectiveness thereof, consistent with its discussion with the Staff on December 30, 2024.

Material Canadian Federal Income Tax Consequences of the Transactions for Lionsgate Shareholders, page 446

4.

We note your revised disclosure in response to prior comment 30. Please revise the first sentence to state that the conclusions are the opinion of counsel and revise the description of the tax consequences to express a conclusion for each material Canadian federal income tax consequence.

Response: Lionsgate has revised the disclosure on pages 472 and 479 of the Amended Registration Statement in response to the Staff’s comment.

Index to Financial Statements, page F-1

5.	We note your response to prior comment 31. Please clarify if Lionsgate Studios Holding Corp. is a business combination related shell company and, if so, explain how you made that determination.

Response: Lionsgate respectfully advises the Staff that it believes that Lionsgate Studios Holding Corp. qualifies as a “Business Combination Related Shell Company” pursuant to Section 1160.1 of the Division of Corporation Finance’s Financial Reporting Manual (the “Financial Reporting Manual”) and Rule 405 of the Securities Act.

As previously indicated, the entity was recently organized by Lionsgate for the purpose of completing the Transactions with only nominal capital and accordingly qualifies as a shell company under Section 1160.2 of the Financial Reporting Manual. Subsection (b) of Section 1160.3 of the Financial Reporting Manual indicates that a Business Combination Related Shell Company is a shell company that is formed by an entity (that is not a shell company) solely for the purpose of completing a business combination transaction among one or more entities other than the shell company none of which is a shell company.

Rule 405 references a business combination transaction as defined in section (f) of Rule 165 of the Securities Act which specifies that a business combination transaction means any transaction specified in section (a) of Rule 145 or an exchange offer. Subsection (a)(2) of Rule 145 includes statutory mergers or consolidations or similar plans or acquisitions in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person (unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States).

December 31, 2024

The Transactions contemplated by the Registration Statement will be consummated pursuant to a plan of arrangement that provides for the exchange of common shares of Lionsgate Studios Corp. for common shares of Lionsgate Studios Holding Corp. Thus, Lionsgate believes that the Lionsgate Studios Holding Corp. financial statements qualify for omission under Section 1160 of the Financial Reporting Manual. Further, Lionsgate notes that the financial statements of Lionsgate Studios Corp., which will represent nearly all of the Lionsgate Studio Holdings Corp. assets and operations following the consummation of the Transactions, are included in the Registration Statement. As a result, the presentation of financial statements of Lionsgate Studios Holding Corp., a shell entity with no assets or liabilities, operations or cash flows, would not provide information that would be material to shareholders.

Lionsgate Studios Condensed Combined Financial Statements for the Six Months Ended

September 30, 2024 and 2023

Notes to Condensed Combined Financial Statements

Note 11. Revenue

Accounts Receivable, Contract Assets and Deferred Revenue, page F-180

6.	Please disclose the cause of the significant changes in deferred revenues (contract liabilities) from March 31, 2024 to September 30, 2024. Refer to ASC 606-10-50-10.

Response: Lionsgate has revised the disclosure on page F-182 of the Amended Registration Statement in response to the Staff’s comment.

General

7.

It appears from your fee table that you are not registering the exchange transactions that comprise the Initial Share Exchange, including the issuances of New Lionsgate Class C preferred shares. If true, please tell us the exemption that you intend to rely on for each of those exchanges and provide your analysis of the basis for the exemption. Alternatively, please clarify that you are registering these exchanges.

Response: Lionsgate respectfully advises the Staff that it is registering all exchange transactions that comprise the Initial Share Exchange, including the issuances of New Lionsgate Class C preferred shares, and has revised Exhibit 107 to clarify the foregoing. With respect to amount of the fee, we have not included these exchange transactions in the calculation of the filing fee as the shares issued therein are not ultimately issued to shareholders. Lionsgate respectfully refers the Staff to the correspondence of Oxus Acquisition Corp. on October 23, 2023, where the Staff did not object to the calculation of the filing fee on the basis of the shares that were ultimately issued in connection with a plan of arrangement.

* * *

December 31, 2024

If you have any questions related to this letter, please do not hesitate to contact Fabiola Urdaneta at (212) 403-1121.

Sincerely

By:	/s/ Fabiola Urdaneta
Name:	Fabiola Urdaneta

Enclosures

cc:

Bruce Tobey

Executive Vice President and General Counsel

Lions Gate Entertainment Corp.

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

David Shapiro

Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano

Wachtell, Lipton, Rosen & Katz